EXHIBIT 6.38

PLACEMENT AGENT FEE AGREEMENT
AMENDMENT NO. 2

TPT Global Tech, Inc. ("TPT") and CIM Securities, LLC, ("Placement Agent"), pursuant to Section 20 of the Placement Agent Fee Agreement (the "Agreement") between TPT and the Placement Agent and dated November 11, 2020 hereby amend certain provisions of the Agreement as herein specified. It supersedes the CIM Engagement Agreement, and any amendments thereto, with regards to the terms of compensation related to the $38,000,000 Reg. A Offering of Series D Preferred Stock of TPT Global Tech, Inc. To the extent there is any conflict between the CIM Engagement Agreement and this Agreement, the terms hereof shall prevail and govern.

l.
Term: The engagement of Placement Agent by TPT under Section I of the Agreement is extended to January l, 2022.

2.
Expense Allowance: Section 3 of the Agreement is amended to read:

Expense Allowance. TPT shall pay to CIM, as a non-accountable expense allowance, with payments of commissions, an additional amount equal to two per cent (2%) of the gross proceeds received by TPT from subscriptions solicited by CIM or by a broker dealer engaged by CIM to act as a Sub-Agent. The expenses and services shall be those as described in the Placement Agent Agreement. Such shall be paid from the proceeds of the closing of such subscriptions. Provided, however, the $15,000 payment made by TPT to CIM under the May 21, 2020 Engagement Agreement shall be credited against any additional payment.

3.
Warrants: Section 4 of the Agreement is amended to read:

Warrants. Upon conclusion of the offering, TPT shall issue to CIM or its Sub-Agent Broker Dealers, or its designees, warrants to purchase a number of the Series D Preferred Shares in an amount equal to six percent (6%) of the number of Series D Preferred Shares issued in the offering which CIM or its subagent solicited the subscription for. The exercise price for such warrants shall be six dollars (being 120% of the offering price of the Series D Preferred Shares). The Warrants shall not be exercisable until 180 days after the issuance of the Warrants and will cease to be exercisable four years following the commencement of the offering. Warrant form is attached and made a part hereof by this reference. Warrants may be assigned to Sub-Agents by Placement Agent.

Registration Rights.

Should TPT intend to file a registration statement within seven years from the commencement of the Offering of Series D Shares for which the Warrant have been issued and such Registration Statement relates to the shares issuable or issued upon exercise of such Warrant, TPT shall provide such holder written notice of such intended filing. Such holder shall have ten business days to provide notice to TPT of the holder’s election to include such shares in such registration statement. This participatory right is the only registration rights associated with the Warrant.

4.
Payments to CIM: Section 5 of the Agreement is removed and shall have no force and effect.

5.
Continued Effectiveness: Except as modified by this Amendment, the Agreement remains in full force and effect.

6.
Effective Date: This Amendment is effective as of June 30, 2021.

IN WITNESS WHEREOF, intending to be legally bound, the parties have executed this Amendment in one or more counterparts and authorize electronic transmission of such counterparts.

TPT GLOBAL TECH, INC.	CIM SECURITIES, LLC

By: /s/ Stephen J. Thomas III	By: /s/ Jim Holt
Its: CEO	Its: President